UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): May 1, 2007

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-13508	63-0661573
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**100 Colonial Bank Blvd.
Montgomery, Alabama 36117**
(Address of principal executive offices)

(334) 676-5000
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

The Colonial BancGroup, Inc. (BancGroup) is furnishing this Current Report on Form 8-K in connection with management's presentation to various investors at meetings May1-3, 2007.

Item 9.01   Financial Statements and Exhibits.

The following exhibits are furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Presentation materials to be used by BancGroup's management at meetings with various investors.
	.

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*

- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *acts of terrorism or war; and*

- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By   /s/   T. BRENT HICKS

               T. Brent Hicks
          Chief Accounting Officer

Date: May 1, 2007

4

Exhibit 99.1



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COLONIAL BANCGROUP

CELEBRATING 25 YEARS

Forward Looking Statements



The following should be read in conjunction with the financial statements, notes and other information contained in Colonial's 2006 Annual Report on Form 10-K, and Current Reports on Form 8-K. All 2007 interim amounts have not been audited, and the results of operations for the interim period herein are not necessarily indicative of the results of operations to be expected for the full year.

This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry and from non-banks;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state regulatory changes;*
- *current or future litigation, regulatory investigations, proceedings or inquiries;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

Overview

➤ **$23.1 Billion in Assets with 308 Branches at 3/31/2007**

➤ **Top 30* U.S. Commercial Bank**

➤ **Proven Community Banking Philosophy with Regional Bank Management and Local Boards of Directors**

➤ **Top 5* Market Share in 83% of Deposit Franchise**

➤ **Consistent Earnings Per Share Growth – 5 year CAGR 10%**

➤ ***Forbes* Platinum 400 List of Best Large Companies in America**

*Source: SNL Financial

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In the Right Places

Colonial BancGroup℠

➢ **72%[1] of Colonial's Deposits are in four states where the population is expected to grow twice as fast as the rest of the U.S.* - Florida, Georgia, Nevada and Texas**

➢ **Branches, Assets and Deposits by State at 3/31/07 are as follows:**

308 Branches



AL 91
FL 170
GA 18
NV 15
TX 14

$23.1 Billion in Assets



AL 19%
GA 6%
FL 56%
TX 6%
NV 4%
Corp 9%

$16.4 Billion in Deposits



AL 25%
GA 5%
TX 4%
FL 58%
NV 5%
Corp 3%

[1]At 3/31/07
*Projected Population change from 2006-2011
Source: US Census Bureau

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4

Superior Projected Population Growth



2006 - 2011 Population Growth	
Colonial BancGroup, Inc.	**11.92 %**
SunTrust Banks, Inc.	10.50
South Financial Group, Inc.	9.90
Compass Bancshares, Inc.	9.88
Synovus Financial Corp.	8.99
Wachovia Corporation	8.61
BB&T Corporation	7.94
Whitney Holding Corporation	7.38
Bank of America Corporation	6.79
Regions Financial Corporation	6.69
Trustmark Corporation	5.21
BancorpSouth, Inc.	4.80
First Horizon National Corporation	4.42
Fifth Third Bancorp	4.30
Median	**7.66 %**
Low	**4.30**
High	**11.92**

Source: SNL Financial.

Deposit data as of 6/30/06.

Population growth deposit weighted by county.

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Florida Franchise

Colonial BancGroup℠

➢ **Florida, the 4th most populous state in the U.S. with 18 million people, is projected to pass New York in total population by 2011***

➢ **5th* largest commercial bank in Florida**

➢ **Florida at 3/31/07 and Pro Forma with Commercial[1]:**

	Branches		Assets		Deposits	
Colonial	170	55%	$13 B	56%	$9 B	58%
Colonial/Commercial	182	57%	$14 B	58%	$10 B	60%

➢ **Aggressive De Novo Branching Strategy**
  - Plan to open 15-25 branches over the next two years

*Source: SNL Financial
[1]On January 23, 2007, Colonial signed a definitive agreement to acquire Commercial Bankshares, Inc.

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Deposit Market Share - Florida



(June 2006 FDIC balances)

Colonial BancGroup

	Market Share	Rank #	% Change from 6/30/05
Wachovia	19.92%	1	-3.35%
B of A	19.08%	2	-7.75%
SunTrust	9.73%	3	-2.70%
Regions	5.07%	4	-2.50%
Colonial/Commercial [1]	**2.92%**	**5**	
Colonial	2.68%	5	10.74%
Commercial	0.24%	35	

[1]On January 23, 2007, Colonial signed a definitive agreement to acquire Commercial Bankshares, Inc.

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Florida Franchise and Current Population



CENTRAL FLORIDA
Assets = $3.4 Billion
Deposits = $3.0 Billion
59 Branches

PANHANDLE
Assets = $431 Million
Deposits = $49 Million
3 Branches

MORTGAGE WHSE.
Assets = $2.2 Billion
Deposits = $603 Million

SOUTH FLORIDA
Assets = $3.3 Billion
Deposits = $2.9 Billion
49 Branches

FLORIDA WEST COAST
Assets = $3.6 Billion
Deposits = $2.8 Billion
58 Branches

Current Population
2,500,000
500,000
100,000

● Current Branches   ▲ Planned Branches   ● Commercial Bank Branches

8

Retail Banking

Retail Banking

Colonial BancGroup ℠

2006 Key Initiatives:

- **Non-time Deposit Growth**
  Promote consumer checking and business banking products



- **Noninterest Income Growth**
  Target deposit service charges and lines of business revenues



- **Enhanced Consumer Services**
  Image functionality added to online banking services, Free Bill Pay



- **Business Banking**
  Increase in business banking checking openings and loan production



- **Strategic Marketing Plan**
  Improve mix and frequency of marketing channels



Results*:

- 22% increase in noninterest bearing checking accounts opened

- 10% growth in retail service charges
- 11% growth in mortgage fee income
- 6% growth in financial planning revenue

- 99.5% of customers converted to truncated statements
- Check images and customer statements available online
- "Paperless" option launch to online banking customer
- Online banking penetration increased from 38% of total DDAs to 45%

- 136% increase in business banking loan production
- 41% increase in business checking account production

- 12% lift in Free Checking accounts due to direct mail campaigns
- Targeted segmentation for Free Checking direct mail response rates increased over 300% with a 75% savings in average account acquisition cost**

*YTD 12/06 Compared to YTD 12/05
**Q306 Compared to Q106

Retail Banking

Colonial BancGroup

2007 Retail Non-time Deposit Growth Initiatives

Non-time Deposit Growth

 **10% increase in noninterest bearing checking accounts**

Key Initiatives:

- **New Products**
  - **Remote Deposit Capture**
  - **Title Company Checking**
  - **Enhance Free Checking offering with bundled product approach and innovative rewards program**

- **Advanced Sales Culture**
  - **Quarterly campaigns focus on low-cost deposit growth**
  - **Additional emphasis of commercial and business banking compensation on low-cost deposits**
  - **Launching new corporate sales training program**

Non-interest Income Growth

 **25% of revenue from fee-based services**

Key Initiatives:

- **Retail Service Charges**
  - **Focus on household checking account growth**
  - **Increase debit card penetration in consumer and business banking households**

- **Financial Planning**
  - **Aligned reporting structure with Treasury Management, Business Banking and Mortgage**
  - **Unified sales approach with Retail sales teams**
  - **Additional resources and lines of business restructure**

- **Mortgage Banking**
  - **Continue production shift to secondary markets (42% in 2005, 52% in 2006, 58% in 2007)**
  - **Expand production in growth markets**

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Retail Banking

Adding Value to the Franchise

➢ **Aligned our products/services, sales tracking and compensation plans with measurable results that deliver growth in low-cost deposits**

➢ **Continue positive momentum toward achieving 25% of total revenue in fee-based services through**
- Double-digit growth in consumer and business banking households
- Shared synergies in sales approach between regional executives and line of business executives

➢ **Unite the Colonial franchise in all markets under one consistent brand message, encompassing all lines of business, and maximizing the marketing and advertising investment across the diverse markets**

➢ **Continue to maximize strategic multi-channel marketing initiatives to expand cross-sell opportunities and increase products and services per household**

Retail Banking

Average Deposits/ Branch
($ in millions)




2002	2003	2004	2005	2006		1Q06	1Q07
$29.9	$31.6	$35.8	$41.8	$49.4		$47.9	$50.2
	6%	13%	17%	18%			5%

Online Banking Penetration




2002	2003	2004	2005	2006		1Q06	1Q07
11.9%	23.0%	32.1%	38.8%	45.0%		41.5%	46.2%
	93%	40%	21%	16%			11%

Financial Highlights

1Q07 Highlights

➢ **Quarterly Earnings Per Share of $0.41, excluding $0.17 restructuring charge**

➢ **Given the current yield curve environment, Colonial is implementing a deleveraging strategy to improve net interest income and earnings**

➢ **Core Noninterest Income increased 12% over 1Q06**

➢ **Excellent Credit Quality – provision of $2.3 million exceeded net charge-offs of $2.2 million**

➢ **Period End Deposits grew 7%, annualized over December 31, 2006 – Noninterest Bearing Deposits grew 13%, annualized**

➢ **Strong Expense Controls – core noninterest expenses were even with 4Q06**

Summary Income Statement



($ in millions)

	1Q07	4Q06	1Q06	% Change 4Q06	% Change 1Q06
Net interest income	$ 179.9	$ 184.5	$ 188.2	-2%	-4%
Core noninterest income	46.4	49.4	41.5	-6%	12%
Total Revenue	226.3	233.9	229.7	-3%	-1%
Provision for loan losses	2.3	3.4	12.3	-33%	-81%
Gain on sale of residential real estate loans	3.9	-	-	100%	100%
Securities and derivatives gains (losses), net	1.0	0.4	4.2	150%	-77%
Gain on sale of Goldleaf	-	-	2.8	-	-100%
Noninterest expense[1]	130.3	130.1	125.9	-	3%
Merger related expenses	0.4	-	-	100%	100%
Severance expense	3.0	0.4	-	650%	100%
Pretax Income[2]	95.2	100.4	98.5	-5%	-3%
Income tax expense[2]	31.8	34.1	33.5	-7%	-5%
Operating income[2]	$ 63.4	$ 66.3	$ 65.0	-4%	-2%
Earnings Per Share - Diluted[2]	$ 0.41	$ 0.43	$ 0.42		
Impact of restructuring charges:					
Loss on securities portfolio	$ (36.0)				
Loss on extinguishment of debt	(4.4)				
	$ (40.4)				
Income tax benefit	13.5				
After tax restructuring charge	$ 26.9				
After tax EPS impact	$ (0.17)				
Earnings Per Share - Diluted	$ 0.24				
Weighted Average Shares Outstanding - Diluted	153,450	153,580	155,183		

[1]Excluding severance, merger expenses and restructuring charges
[2]Excluding restructuring charges on securities and debt

16

Net Interest Income Management

➢ **Interest rate risk position has been managed to a neutral position**

➢ **Implementing a deleveraging strategy to sell low yielding assets and to pay off high rate debt which is both income and margin accretive**

➢ **Net Interest Margin for 2007 is expected to approximate 3.60%**

➢ **Continue to focus on increasing consumer and business checking accounts**

Credit

Excellent Credit Quality

➤ **Credit Quality remains excellent**

➤ **No subprime products**

➤ **Annualized Net Charge-Off Ratio was 0.06% of average loans for the quarter compared to 0.26% for 1Q06 and 0.12% for 4Q06**

➤ **Increased the allowance for loan losses to 1.16% of total loans, compared to 1.13% at 12/31/06**

➤ **The allowance was 525% of nonperforming assets**

Summary of Loan Loss Experience
2003 – 1Q07



	1Q07	2006	2005	2004	2003
Reserve Ratio to Net Loans	1.16%	1.13%	1.15%	1.16%	1.20%
Reserve	$172,602	$174,850	$171,051	$148,802	$138,549
Coverage of Nonperforming Assets	525%	695%	536%	402%	184%
Net Charge-off Ratio to Average Loans	0.06%[1]	0.12%	0.14%	0.19%	0.31%
Net Charge-offs	$2,195	$18,343	$19,211	$23,598	$35,471
Years of Net Charge-offs in Reserve	19.66[1]	9.53	8.90	6.31	3.91
Nonperforming Assets	$32,855	$25,149	$31,931	$37,039	$75,440
Ratio of Nonperforming Assets to Net Loans	0.22%	0.16%	0.21%	0.29%	0.65%

[1]Annualized

NPAs Consistently Below Industry

(as originally reported)



4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
All FDIC Insured Commercial Banks
Colonial BancGroup
1.17%
1.25%
0.85%
0.78%
0.84%
0.71%
0.60%
0.55%
0.54%
0.64%
0.78%
0.65%
0.29%
0.21%
0.16%
0.22%
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
3/31/07

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Net Charge-Offs/Average Loans

(as originally reported)





Legend:
- 🟥 All FDIC Insured Commercial Banks
- 🟨 Southern Regionals*
- 🔷 Colonial BancGroup

Low Loss Ratio

Colonial BancGroup data points:
- '91: 0.49%
- '92: 0.47%
- '93: 0.33%
- '94: 0.09%
- '95: 0.13%
- '96: 0.18%
- '97: 0.23%
- '98: 0.26%
- '99: 0.21%
- '00: 0.21%
- '01: 0.28%
- '02: 0.29%
- '03: 0.31%
- '04: 0.19%
- '05: 0.14%
- '06: 0.12%
- 3/31/07: 0.06%[1]

[1]Annualized
*Source: KBW

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Why Invest in Colonial BancGroup?



➢ **In the Right Locations for Continued Success**

➢ **Conservative Lending Philosophy**
- Excellent credit quality

➢ **Opportunity to Improve**
- Our goal is to have 25% of our revenue from fee based services

➢ **Experienced and Strong Management Team**
- Delivered strong shareholder returns

	Total	Annualized
1 Year	11%	11%
2 Year	28%	13%
3 Year	62%	17%
5 Year	115%	17%

➢ **17 Years of Increased Dividends: $0.75* for 2007, a 10% increase over 2006**

*Estimated

Solid Dividend Growth

Colonial BancGroup℠

17 YEARS OF INCREASED DIVIDENDS



*Estimated

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Supplemental Information

Reconciliation of 1Q07 Net Income and Diluted EPS



($ in thousands, except per share amounts)

	Net Income	Diluted EPS
Previously Reported Net Income	$ 65,247	$ 0.43
Rescission of the adoption of SFAS 159:		
Premium and debt issue cost amortization	(829)	
Removal of fair value gains, net	(1,965)	
Income tax benefit	934	
	(1,860)	(0.02)
Operating Income	63,387	0.41
Restructuring charges:		
Loss on securities	(36,006)	
Loss on extinguishment of debt	(4,396)	
Income tax benefit	13,494	
	(26,908)	(0.17)
Net Income	$ 36,479	$ 0.24

Average Balance Sheet

($ in millions)



	1Q07	4Q06	1Q06	% Change	
				4Q06	1Q06
Earning Assets	$ 21,058	$ 20,813	$ 19,704	1%	7%
Loans, excluding MWL	15,153	15,211	14,576	-	4%
MWL Assets [1]	2,084	2,269	2,117	-8%	-2%
MWL Managed Assets [2]	4,079	4,269	3,617	-4%	13%
Securities	3,266	3,169	2,902	3%	13%
Total Assets	23,054	22,733	21,517	1%	7%
Assets Under Management	25,049	24,733	23,017	1%	9%
Total Deposits	15,967	15,939	15,595	-	2%
Noninterest Bearing Deposits	2,780	2,886	3,034	-4%	-8%
Interest Bearing Transaction Accounts	6,314	6,164	6,036	**2%**	5%
Time Deposits	6,873	6,889	6,525	-	5%
Shareholders' Equity	2,068	2,045	1,962	1%	5%

[1]Includes loans, loans held for sale and securities purchased under agreements to resell
[2]Includes MWL assets and assets securitized

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Noninterest Income

($ in millions)



	1Q07	4Q06	1Q06	% Change 4Q06	% Change 1Q06
Service charges on deposit accounts	$ 17.7	$ 18.9	$ 14.2	-6%	25%
Electronic banking	4.4	4.4	4.1	-	7%
Other retail banking fees	3.6	3.5	3.5	3%	3%
Retail Banking Fees	25.7	26.8	21.8	-4%	18%
Financial planning services	3.8	3.3	3.1	15%	22%
Mortgage banking	3.2	3.7	2.9	-14%	10%
Mortgage warehouse fees	6.9	6.9	6.3	-	10%
Bank-owned life insurance	4.9	3.8	3.9	29%	26%
Goldleaf income	-	-	1.2	-	-100%
Other income	1.8	4.9	2.3	-63%	-22%
Core Noninterest Income	46.3	49.4	41.5	-6%	12%
Loss on securities porfolio	(36.0)	-	-	100%	100%
Gain on sale of residential real estate loans	3.9	-	-	100%	100%
Securities and derivatives gains (losses), net	1.0	0.4	4.2	150%	-77%
Gain on sale of Goldleaf	-	-	2.8	-	-100%
Total Noninterest Income	$ 15.2	$ 49.8	$ 48.5	-69%	-69%
Annualized Noninterest Income to Average Assets [1]	0.82%	0.86%	0.78%		
Noninterest Income to Total Revenue [1]	20.5%	21.1%	18.1%		

[1]Core noninterest income was used in the calculation

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Noninterest Expense



($ in millions)

	1Q07	4Q06	1Q06	% Change 4Q06	% Change 1Q06
Salaries and employee benefits	$ 69.6	$ 67.4	$ 68.8	3%	1%
Occupancy expense of bank premises, net	18.5	18.2	15.5	2%	19%
Furniture and equipment expense	13.1	13.0	11.4	1%	15%
Professional services	4.8	5.4	4.4	-11%	9%
Amortization of intangible assets	3.1	3.1	3.1	-	-
Advertising	2.2	2.5	2.9	-12%	-24%
Communications	3.0	2.9	2.6	3%	15%
Electronic banking expense	1.7	1.7	1.3	-	31%
Operating supplies	1.0	1.2	1.4	-17%	-29%
Other expense	13.3	14.7	14.5	-10%	-8%
Core noninterest expense	130.3	130.1	125.9	-	3%
Net losses related to early extinguishment of debt	4.4	-	-	100%	100%
Severance expense	3.0	0.4	-	650%	100%
Merger related expense	0.4	-	-	100%	100%
Total Noninterest Expense	$ 138.1	$ 130.5	$ 125.9	6%	10%
Efficiency Ratio [1]	57.38%	55.55%	54.73%		
Annualized Noninterest Expense to Average Assets [1]	2.26%	2.29%	2.34%		

[1]Core noninterest (see components of core noninterest income on noninterest income slide) and core noninterest expense are used in the calculation

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29

Loan Portfolio Distribution

(as of March 31, 2007)





Colonial BancGroup

Commercial
8%
Consumer and
Other
3%
MWL
1%
CRE
29%
Residential RE
17%
RE
Construction
42%

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CRE Loan Portfolio Distribution

(as of March 31, 2007)





Colonial BancGroup

Industrial
2%
Farm
2%
Recreation
1%
Church/School
5%
Retail
25%
Lodging
7%
Healthcare
6%
Other
8%
Multi-Family
8%
Warehouse
14%
Office
22%

- 29% Owner Occupied
- Average loan size = $655 thousand
- Characteristics of 75 largest loans:
  - Total $723 million and represent 16.6% of CRE portfolio
  - Average loan to value ratio is 67.7%
  - Average debt coverage ratio = 1.44x

Construction Loan Portfolio Distribution

(as of March 31, 2007)





Multi-Family
3%
Office
4%
Warehouse
2%
Other
4%
Retail
5%
Residential Development and Lots
28%
Commercial Development
7%
Condominium
7%
Residential Home Construction
16%
Land Only
24%

- Average loan size = $869 thousand
- Characteristics of 75 largest loans:
  - Total $1.3 billion and represent 21.2% of construction portfolio
  - Average loan to value ratio is 66.0%

Construction Lending Strengths

➤ **Our portfolio is diversified by property type, location and borrower.**

➤ **We loan to builders and developers who have a substantial level of expertise within their markets, and they personally support the deal through their guarantees and financial strength.**

➤ **Our average builder/developer has been a long time customer with expertise in the industry. They have successfully been through real estate cycles in the past. It is evident that they are taking appropriate actions during this market cycle:**
  - working through inventory
  - slowing new starts
  - requiring more presales
  - diversifying into other areas of real estate

Construction Lending Strengths (continued)

➢ **In order to mitigate the risk of higher inventory levels, Colonial has focused on:**
  - high presale levels
  - equity
  - strong guarantor support
  - lower price points
  - market support (i.e., in Florida we target having a minimum of 75% pre-sales)

➢ **We closely monitor all inventory levels and project status**

➢ **Commercial real estate within our markets remains very strong and is projected to remain strong with solid occupancy and rental rates**

➢ **Thus far, any problems we have experienced have been isolated**

1-4 Family Residential Real Estate Portfolio



- ➢ **We do not offer subprime lending products**

- ➢ **We do not offer low document, stated income, "Option ARMs" or "Pick a Payment" products**

- ➢ **All ARM loans are underwritten with rate increases already factored in**

- ➢ **Our past dues and charge-offs within this portfolio remain very low and compare favorably to the industry**

Mortgage Warehouse Lending

Colonial BancGroup ℠

- ➢ **$4.1 billion in assets under management at 3/31/07; $2 billion sold to third-party commercial paper conduits**

- ➢ **Mortgage Warehouse Lending customers are mortgage companies which originate primarily "A" paper**

- ➢ **Colonial is not the primary funding source of subprime originations**

- ➢ **Colonial manages the collateral files on substantially all outstandings**

- ➢ **Average FICO score on Colonial's collateral is approximately 700**

- ➢ **Investor requests to our customers to repurchase loans have not trended up**

- ➢ **Closely monitor aging on collateral**

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